May 5, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rule 497(c) Filing for Kansas City Life Insurance Company Kansas City Life Variable Annuity Separate Account Post-Effective Amendment No. 13 to Form N-4 (File No. 333-52290)

Commissioners:

On behalf of Kansas City Life Insurance Company and Kansas City Life Variable Annuity Separate Account, we have attached for transmission pursuant to Rule 497(c) under the Securities Act of 1933, the prospectus and statement of additional information for certain variable annuity contracts, each dated May 1, 2009, in the form in which they will be used.

If you have any questions or comments regarding this filing, please contact the undersigned at 202.383.0590 or Pamela Ellis at 202.383.0566.

Sincerely,

                                        /s/ W. Thomas Conner

W. Thomas Conner

cc:           Marc Bensing
Pamela K. Ellis, Esq.